Exhibit 99.1

ParaZero Secures a New Order for DefendAir Counter-UAS Systems from Israeli Defense Entity

Kfar Saba, Israel, March 13, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced it has received a new purchase order from an Israeli defense entity for its DefendAir Counter-Unmanned Aerial Systems (Counter-UAS) solution.

This new order reinforces the growing trust and operational reliance on ParaZero’s DefendAir platform by multiple strategic defense entities within Israeli defense ecosystem. The order includes the delivery of an evaluation kit including DefendAir’s net pods live exercise and training to support rapid operational deployment and maximize readiness.

DefendAir is a multi-layered soft-hard kill Counter-UAS system that deploys proprietary patented non-expolsive net-launcher technology to neutralize hostile drones with minimal collateral impact. The platform has been demonstrated in field trials to deliver highly effective performance in complex threat environments and is designed to address evolving unmanned aerial threats across both urban and battlefield settings.

“We are honored to receive this new order for DefendAir from a defense entity,” said Ariel Alon, Chief Executive Officer of ParaZero. “The adoption of our Counter-UAS solution reflects the confidence that key Israeli defense organizations place in the capabilities, scalability, and reliability of our counter-drone technologies. As drone threats continue to evolve, DefendAir is proving to be an essential layer of protection for defense forces, critical infrastructure, and strategic operations.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the growing trust and operational reliance on ParaZero’s DefendAir platform by multiple strategic defense entities within Israeli defense ecosystem and the continued evolution of drone threats. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com